Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2016 and March 31, 2015. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period prior to the formation of GasLog Partners LP refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the initial public offering (the “IPO”). When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries, including GAS-sixteen Ltd. and GAS-seventeen Ltd., (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) which were acquired from GasLog on September 29, 2014, and GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively), which were acquired from GasLog on July 1, 2015. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 12, 2016. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of the IPO and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On April 27, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended March 31, 2016. The cash distribution is payable on May 13, 2016, to all unitholders of record as of May 9, 2016. The aggregate amount of the declared distribution will be $15.71 million.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of eight LNG carriers, which have fixed charter terms expiring between 2018 and 2020 that can be extended at the charterers’ option, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and five modern steam vessels (“Steam”) that operate under long-term charters with Methane Services Limited (“MSL”), a subsidiary of BG Group plc. (“BG Group”). BG Group was acquired by Royal Dutch Shell plc (“Shell”) on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	2021–2026 (2)
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	2021–2026 (2)
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021–2026 (2)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022–2024 (3)
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (4)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (4)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (4)

(1)	Vessels are chartered to MSL, a wholly owned subsidiary of BG Group, now itself owned by Shell.

(2)	The charters may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration and 18 months’ notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	Pursuant to the agreement signed with MSL on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.
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Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Greece and Hull Nos. 2073, 2102 and 2103 within 36 months after each such vessel’s acceptance by her charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of GasLog’s IPO, which occurred on May 12, 2014 and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL), 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
GasLog Greece	2016	174,000	Shell	TFDE	March 2026
Hull No. 2073	Q2 2016	174,000	Shell	TFDE	2026
Hull No. 2102	Q3 2016	174,000	Shell	TFDE	2023
Hull No. 2103	Q4 2016	174,000	Shell	TFDE	2023
Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise(4)	2010	170,000	Shell	TFDE	March 2026

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to either MSL or a subsidiary of Shell, as applicable.

(3)	Indicates the expiration of the initial fixed term.

(4)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The three newbuildings listed below which are expected to be chartered under the agreement signed with MSL on April 21, 2015, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion(3)	Estimated Charter Expiration(4)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029

(1)	Expected delivery quarters are presented.

(2)	Vessels are chartered to MSL, a wholly owned subsidiary of BG Group, now itself owned by Shell.

(3)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(4)	Charter expiration to be determined based upon actual date of delivery.
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Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership in July 2015 were each accounted for as a reorganization of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2016

	IFRS Reported Common Control Results
	2015	2016	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	48,234	49,358	1,124
Vessel operating costs	(10,946)	(11,394)	(448)
Voyage expenses and commissions	(709)	(714)	(5)
Depreciation	(11,066)	(11,103)	(37)
General and administrative expenses	(2,227)	(2,793)	(566)
Profit from operations	23,286	23,354	68
Financial costs	(6,611)	(7,181)	(570)
Financial income	11	18	7
Profit for the period	16,686	16,191	(495)
Profit attributable to Partnership’s operations	12,897	16,191	3,294

For the three-month period ended March 31, 2015, we had an average of eight vessels operating in our owned fleet having 688 operating days while during the three-month period ended March 31, 2016, we had an average of eight vessels operating in our owned fleet having 704 operating days.

Revenues: Revenues increased by $1.13 million, or 2.34%, from $48.23 million for the three-month period ended March 31, 2015, to $49.36 million for the same period in 2016. The increase of $1.13 million is mainly attributable to an increase of $0.56 million due to one additional calendar day during the three-month period ended March 31, 2016 and an increase of $0.57 million due to the reduced off-hire days from scheduled drydockings in the three-month period ended 2016 compared to the same period in 2015 and the off-hire days due to the repairs required for the Methane Heather Sally during the three-month period ended March 31, 2015.

Vessel Operating Costs: Vessel operating costs increased by $0.44 million, or 4.02%, from $10.95 million for the three-month period ended March 31, 2015, to $11.39 million for the same period in 2016. The increase is mainly attributable to an increase of $0.92 million in technical and maintenance expenses deriving mainly from expenditures for scheduled replacement equipment repairs, scheduled repairs during drydocking, cargo tank repairs and other regulatory periodical certifications, partially offset by the decrease in crew wages of $0.26 million and a decrease in other operating costs of $0.22 million.

Depreciation: Depreciation increased by $0.03 million, or 0.27%, from $11.07 million for the three-month period ended March 31, 2015, to $11.10 million for the same period in 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.56 million, or 25.11%, from $2.23 million for the three-month period ended March 31, 2015, to $2.79 million for the same period in 2016. The increase is mainly attributable to an increase in administrative expenses of $0.44 million for services under the administrative services agreement with GasLog related to the three vessels acquired from GasLog in July 2015, a $0.26 million increase in net foreign exchange losses and an increase of $0.07 million in the non-cash expense recognized in respect of share-based compensation. The above increases were partially offset by a decrease of $0.12 million in legal and professional fees and a $0.09 million net decrease in all other expenses.

Financial Costs: Financial costs increased by $0.57 million, or 8.62%, from $6.61 million for the three-month period ended March 31, 2015, to $7.18 million for the same period in 2016. The increase is mainly attributable to the increase in amortization of loan fees of $0.27 million due to the accelerated amortization of the loan related fees for the $305.50 million refinanced on April 5, 2016, the increase in commitment fees of $0.09 million for the revolving credit facility with GasLog, the increase in other financial expenses of $0.07 million and a $0.14 million increase in interest expenses on loans. During the three-month period ended March 31, 2016, we had an average of $745.03 million of outstanding indebtedness, with a weighted average interest rate of 3.18%, compared to an average of $802.56 million of outstanding indebtedness with a weighted average interest of 2.91% during the three-month period ended March 31, 2015.

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Profit for the Period: Profit for the period decreased by $0.50 million, or 3.00%, from $16.69 million for the three-month period ended March 31, 2015, to $16.19 million for the same period in 2016, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $3.29 million, or 25.50%, from $12.90 million for the three-month period ended March 31, 2015, to $16.19 million for the three-month period ended March 31, 2016. The increase is mainly attributable to the increase in operating days (450 operating days in the three-month period ended March 31, 2015 as compared to 704 operating days in the three-month period ended March 31, 2016) which resulted from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally partially offset by the off-hire days due to scheduled drydockings.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $17.95 million contributed by the three new vessels, partially offset by a $1.17 million decrease in revenues from the existing vessels (the average daily hire rate for the three-month period ended March 31, 2015 was $72,396 as compared to $70,111 for the three-month period ended March 31, 2016 since the new vessels have slightly lower charter rates), (b) an increase in operating expenses attributable to the Partnership by $5.03 million, of which $3.56 million resulted from the acquisition of the three vessels and the balance of $1.47 million resulted from expenditures for scheduled replacement equipment, scheduled repairs during drydocking, cargo tank repairs and other regulatory periodical certifications (the average daily operating expenses for the three-month period ended March 31, 2015 was $14,143 per day as compared to $15,652 per day for the three-month period ended March 31, 2016), (c) an increase in depreciation expense attributable to the Partnership by $4.27 million, resulted mainly from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (d) an increase in voyage expenses and commissions attributable to the Partnership by $0.16 million.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership by $0.80 million, from $1.99 million for the three-month period ended March 31, 2015, to $2.79 million for the three-month period ended March 31, 2016 which is mainly attributable to an increase in administrative fees, commercial management fees and share-based compensation and (b) an increase in net financial costs attributable to the Partnership by $3.23 million, from $3.95 million for the three-month period ended March 31, 2015, to $7.18 million for the three-month period ended March 31, 2016.

The above discussion of revenues, operating expenses, depreciation expense, voyage expenses and commissions, general and administrative expenses and net financial costs attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A, included elsewhere in this report.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of March 31, 2016, we had an aggregate of $732.38 million of indebtedness outstanding under our credit facilities, including $5.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $328.0 million of outstanding debt is repayable within one year of which $305.50 million was refinanced on April 5, 2016 with the balance of $22.50 million representing scheduled amortization of other indebtedness.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of March 31, 2016, the Partnership had no interest rate swaps.

Working Capital Position

As of March 31, 2016, our current assets totaled $61.75 million while current liabilities totaled $356.76 million (including the $305.50 million of current debt refinanced on April 5, 2016), resulting in a negative working capital position of $295.01 million.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Credit Agreements”) to refinance debt maturities that were scheduled to become due in 2016 and 2017.

The Credit Agreements are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

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As of March 31, 2016, no amount was drawn under the Credit Agreements. On April 5, 2016, $395.45 million under the senior tranche and $179.75 million under the junior tranche were drawn. Following the decrease in the aggregate available amount by $1.30 million, the senior tranche facility provides for four advances of $72.29 million each and a fifth advance of $106.30 million. The first four advances under the senior tranche shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29.96 million each and a fifth advance of $59.89 million. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. Amounts drawn will bear interest at LIBOR plus a margin (variable margin for the junior tranche).

On April 5, 2016, $306.76 million was drawn under the Credit Agreements and used to refinance $305.50 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

The Credit Agreements will be secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;
•	guarantees from the Partnership, GasLog, GasLog Carriers Ltd. and GasLog Partners Holdings LLC;
•	a share charge over the share capital of the respective borrower; and
•	a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The Credit Agreements impose certain operating and financial restrictions on us and GasLog. These restrictions generally limit our and GasLog’s collective subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;
•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;
•	sell or otherwise dispose of assets, including our ships;
•	engage in merger transactions;
•	enter into, terminate or amend any charter;
•	amend our shipbuilding contracts;
•	change the manager of our ships; or
•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Credit Agreements also impose specified financial covenants that apply to us and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to us include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15.0 million;
•	total indebtedness divided by total assets must be less than 60.0%;
•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
•	we are permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;
•	total indebtedness divided by total assets must not exceed 75.0%;
•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown;
•	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.

The Credit Agreements also impose certain customary restrictions relating to us and GasLog, and our and its other subsidiaries, including restrictions that limit our and GasLog’s ability to make any substantial change in the nature of our or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Credit Agreements, without repaying all of our and GasLog’s indebtedness under the Credit Agreements in full.

The Credit Agreements contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring us, GasLog and certain of our and its subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

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Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,
	2015	2016
	(in thousands of U.S. dollars)
Net cash provided by operating activities	26,200	32,747
Net cash used in investing activities	(6,130)	(1,153)
Net cash used in financing activities	(24,506)	(36,648)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $6.55 million, from $26.20 million in the three-month period ended March 31, 2015, to $32.75 million in the three-month period ended March 31, 2016. The increase of $6.55 million is mainly attributable to an increase of $4.63 million in revenue collections and a decrease of $4.43 million in payments for general and administrative expenses, operating expenses and inventories, partially offset by an increase of $2.51 million in cash paid for interest.

Net Cash used in Investing Activities:

Net cash used in investing activities decreased by $4.98 million, from $6.13 million in the three-month period ended March 31, 2015, to $1.15 million in the three-month period ended March 31, 2016. The decrease of $4.98 million is mainly attributable to the $23.84 million short-term deposits with a related party during the three-month period ended March 31, 2015, which is partially offset by a decrease of $17.70 million in net cash from short-term investments and an increase of $1.16 million in net cash used in payments for vessels.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $12.14 million, from $24.51 million in the three-month period ended March 31, 2015, to $36.65 million in the three-month period ended March 31, 2016. The increase of $12.14 million is attributable to an increase in bank loan repayments of $10.00 million, an increase in payments for loan issuance costs of $5.06 million and the increase in distributions of $4.99 million, which is partially offset by a decrease in payments of dividends of $7.85 million due to GasLog before vessels’ dropdown and a decrease in payments for equity raising costs of $0.06 million.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of March 31, 2016:

	Contracted Charter Revenues and Days from Time Charters

	On and after April
	1,	For the years ending December 31,
	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$152.20	$205.09	$162.24	$112.83	$37.08	$669.44
Total contracted days(1)	2,172	2,920	2,364	1,716	564	9,736
Total available days(5)	2,172	2,920	2,830	2,920	2,838	13,680
Total unfixed days(6)	—	—	466	1,204	2,274	3,944
Percentage of total contracted days/total available days	100%	100%	83.53%	58.77%	19.87%	71.17%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers in our fleet.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
7

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2016 for the eight LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 12, 2016. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

8

GASLOG PARTNERS LP

F-1

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and March 31, 2016

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2015	March 31, 2016
Assets
Non-current assets
Deferred financing costs	5	74,442	6,399,403
Other non-current assets		2,002,324	1,770,220
Vessels	4	1,274,733,866	1,266,248,984
Total non-current assets		1,276,810,632	1,274,418,607
Current assets
Trade and other receivables		5,098,123	2,411,006
Inventories		1,633,572	1,889,533
Due from related parties	3	2,885,676	1,366,356
Prepayments and other current assets		339,813	737,980
Cash and cash equivalents		60,402,105	55,347,270
Total current assets		70,359,289	61,752,145
Total assets		1,347,169,921	1,336,170,752
Partners’ equity and liabilities
Partners’ equity
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and March 31, 2016)		507,432,951	507,707,748
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and March 31, 2016)		59,785,646	59,909,334
General partner (645,811 units issued and outstanding as of December 31, 2015 and March 31, 2016)		8,841,527	8,852,154
Incentive distribution rights (“IDR”)		2,116,965	2,239,168
Total partners’ equity		578,177,089	578,708,404
Current liabilities
Trade accounts payable		2,398,370	3,040,203
Due to related parties	3	137,267	452,710
Other payables and accruals	6	24,784,352	26,894,535
Borrowings—current portion	5	325,767,736	326,375,278
Total current liabilities		353,087,725	356,762,726
Non-current liabilities
Borrowings—non-current portion	3, 5	415,722,907	400,480,413
Other non-current liabilities		182,200	219,209
Total non-current liabilities		415,905,107	400,699,622
Total partners’ equity and liabilities		1,347,169,921	1,336,170,752

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

For the three months ended March 31, 2015 and 2016

(All amounts expressed in U.S. Dollars)

		For the three months ended
		March 31,	March 31,
	Note	2015	2016
		(restated) (1)
Revenues		48,234,272	49,358,262
Vessel operating costs		(10,946,389)	(11,394,341)
Voyage expenses and commissions		(709,036)	(714,250)
Depreciation	4	(11,065,659)	(11,103,360)
General and administrative expenses	7	(2,227,108)	(2,792,480)
Profit from operations		23,286,080	23,353,831
Financial costs	8	(6,611,206)	(7,181,162)
Financial income		10,825	18,412
Total other expenses, net		(6,600,381)	(7,162,750)
Profit and other comprehensive income for the period		16,685,699	16,191,081

Earnings per unit attributable to the Partnership, basic and diluted:	11
Common unit		0.67	0.49
Subordinated unit		0.31	0.49
General partner unit		0.52	0.50

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the three months ended March 31, 2015 and 2016

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		IDR	Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2015 (as restated(1))	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	146,163,067	554,303,681
Profit and other comprehensive income attributable to GasLog’s operations (see Note 11)	—	—	—	—	—	—	—	—	3,788,269	3,788,269
Distribution declared	—	(214,345)	—	(6,223,064)	—	(4,279,816)	—	(10,717,225)	—	(10,717,225)
Partnership’s profit (see Note 10)	—	257,949	—	9,618,609	—	3,020,872	—	12,897,430	—	12,897,430
Partnership’s total comprehensive income	—	257,949	—	9,618,609	—	3,020,872	—	12,897,430	3,788,269	16,685,699
Balance at March 31, 2015 (as restated(1))	492,750	6,129,042	14,322,358	328,362,771	9,822,358	75,829,006	—	410,320,819	149,951,336	560,272,155

Balance at January 1, 2016	645,811	8,841,527	21,822,358	507,432,951	9,822,358	59,785,646	2,116,965	578,177,089	—	578,177,089
Distribution declared (see Note 10)	—	(314,233)	—	(10,431,088)	—	(4,695,087)	(271,257)	(15,711,665)	—	(15,711,665)
Share-based compensation	—	1,038	—	26,842	—	12,082	11,937	51,899	—	51,899
Partnership’s profit (see Note 11)	—	323,822	—	10,679,043	—	4,806,693	381,523	16,191,081	—	16,191,081
Partnership’s total comprehensive income	—	323,822	—	10,679,043	—	4,806,693	381,523	16,191,081	—	16,191,081
Balance at March 31, 2016	645,811	8,852,154	21,822,358	507,707,748	9,822,358	59,909,334	2,239,168	578,708,404	—	578,708,404

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2015 and 2016

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2015	March 31, 2016
		(restated) (1)
Cash flows from operating activities:
Profit for the period		16,685,699	16,191,081
Adjustments for:
Depreciation		11,065,659	11,103,360
Financial costs		6,611,206	7,181,162
Financial income		(10,825)	(18,412)
Share-based compensation		—	68,150
		34,351,739	34,525,341
Movements in working capital		(3,740,372)	5,150,077
Cash provided by operations		30,611,367	39,675,418
Interest paid		(4,411,215)	(6,928,689)
Net cash provided by operating activities		26,200,152	32,746,729
Cash flows from investing activities:
Short-term deposits with related party		(23,835,964)	—
Payments for vessels’ additions		(11,104)	(1,171,614)
Financial income received		17,234	18,412
Purchase of short-term investments		(4,000,000)	—
Maturity of short-term investments		21,700,000	—
Net cash used in investing activities		(6,129,834)	(1,153,202)
Cash flows from financing activities:
Borrowings repayments		(5,625,000)	(15,625,000)
Payment of loan issuance costs		(226,648)	(5,285,304)
Payment of offering costs		(86,766)	(26,393)
Distributions paid		(10,717,225)	(15,711,665)
Dividend due to GasLog before vessels’ dropdown		(7,850,000)	—
Net cash used in financing activities		(24,505,639)	(36,648,362)
Decrease in cash and cash equivalents		(4,435,321)	(5,054,835)
Cash and cash equivalents, beginning of the period		47,241,742	60,402,105
Cash and cash equivalents, end of the period		42,806,421	55,347,270

Non-Cash Investing and Financing Activities:	9
Capital expenditures included in liabilities at the end of the period		2,001,041	1,659,641
Financing costs included in liabilities at the end of the period		94,308	1,098,289
Financing costs paid through related parties		112,066	15,809
Payments for vessels through related parties		636,443	—

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2015 and 2016

(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The comparative financial statements for the three-month period ended March 31, 2015 have been retrospectively adjusted to reflect the historical results of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired by the Partnership on July 1, 2015. This acquisition was accounted for as reorganization of companies under common control and the Partnership’s historical results were retroactively restated to reflect the historical results of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of March 31, 2016, GasLog holds a 32.9% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of March 31, 2016, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity	Delivery
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2015, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 12, 2016.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2015. On April 27, 2016, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2015.

The unaudited condensed consolidated financial statements are expressed in U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

F-6

In considering going concern management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. As of March 31, 2016, the Partnership’s current assets totaled $61,752,145 while current liabilities totaled $356,762,726, resulting in a negative working capital position of $295,010,581. Current liabilities include $328,000,000 of loans due within one year, $305,500,000 of which was refinanced on April 5, 2016 (Note 5).

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2015	March 31, 2016
Due from GasLog LNG Services (a)	2,885,676	1,366,356
Total	2,885,676	1,366,356

Amounts due to related parties

	December 31, 2015	March 31, 2016
Due to GasLog (b)	137,267	452,710
Total	137,267	452,710

(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.
(b)	The balances represent payments made by GasLog on behalf of the Partnership.
F-7

Loans due to related parties

	December 31, 2015	March 31, 2016
Revolving credit facility with GasLog	15,000,000	5,000,000
Total	15,000,000	5,000,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of March 31, 2016, $5,000,000 was outstanding under the revolving credit facility.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2015 and 2016:

			Three months ended
			March 31,	March 31,
Company	Details	Account	2015	2016
Costs expensed:
GasLog Ltd.	Commercial management fee(i)	General and administrative expenses	720,000	720,000
GasLog Ltd.	Administrative services fee(ii)	General and administrative expenses	735,000	1,176,000
GasLog LNG Services Ltd.	Management fees and other vessel management expenses(iii)	Vessel operating costs	1,104,000	1,104,000
GasLog LNG Services Ltd.	Other vessel operating costs	Vessel operating costs	115,920	2,800
GasLog Ltd.	Interest and commitment fee on revolving credit facility	Financial costs	375,000	318,500

(i)	Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

(iii)	Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses, with effect from April 1, 2015.

F-8

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2016	1,363,531,560
Additions	2,618,478
Fully amortized drydocking component	(2,520,000)
At March 31, 2016	1,363,630,038

Accumulated depreciation
At January 1, 2016	88,797,694
Depreciation expense	11,103,360
Fully amortized drydocking component	(2,520,000)
At March 31, 2016	97,381,054

Net book value
At December 31, 2015	1,274,733,866
At March 31, 2016	1,266,248,984

Vessels with an aggregate carrying amount of $1,266,248,984 as of March 31, 2016 (December 31, 2015: $1,274,733,866) have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Borrowings

	December 31, 2015	March 31, 2016
Amounts due within one year	328,000,000	328,000,000
Less: unamortized deferred loan issuance costs	(2,232,264)	(1,624,722)
Borrowings – current portion	325,767,736	326,375,278
Amounts due after one year	420,000,000	404,375,000
Less: unamortized deferred loan issuance costs	(4,277,093)	(3,894,587)
Borrowings – non-current portion	415,722,907	400,480,413
Total	741,490,643	726,855,691

The main terms of the bank loan facilities and the $30,000,000 revolving credit facility with GasLog have been disclosed in the annual consolidated financial statements for the year ended December 31, 2015. Refer to Note 8 “Borrowings”.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Credit Agreements”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396,500,000 and a two-year bullet junior tranche of up to $180,000,000. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited. As of March 31, 2016, no amount was drawn under the Credit Agreements. Refer also to Note 14 “Subsequent Events”.

As of March 31, 2016, commitment, arrangement, coordination, underwriting, structuring, agency and legal fees incurred for obtaining the Credit Agreements of $6,399,403 are recorded as Deferred financing costs under non-current assets in the statement of financial position and will be reclassified contra to debt on the drawdown date.

The Credit Agreements will be secured as follows:

(i)	first priority mortgages over the ships owned by the respective borrowers;
(ii)	guarantees from the Partnership, GasLog, GasLog Carriers Ltd. and GasLog Partners Holdings LLC;
(iii)	a share charge over the share capital of the respective borrower; and
(iv)	a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower.
F-9

The Credit Agreements impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Credit Agreements also impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000,000;
(ii)	total indebtedness divided by total assets must be less than 60.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(iv)	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000,000.

The Credit Agreements also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Credit Agreements, without repaying all of the Partnership’s and GasLog’s indebtedness under the Credit Agreements in full.

The Credit Agreements contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

6. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2015	March 31, 2016
Unearned revenue	17,365,081	16,804,917
Accrued legal and professional fees	194,979	74,000
Accrued crew costs	2,104,180	1,714,676
Accrued off-hire	156,841	1,691,875
Accrued purchases	1,022,494	2,182,726
Accrued interest	2,914,945	2,177,370
Accrued board of directors’ fees	218,750	218,750
Accrued financing cost	—	1,098,289
Other payables and accruals	807,082	931,932
Total	24,784,352	26,894,535
F-10

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended
	March 31, 2015	March 31, 2016
Board of directors’ fees	287,418	268,532
Share-based compensation	—	68,150
Legal and professional fees	363,436	244,996
Commercial management fees (Note 3)	720,000	720,000
Administrative fees (Note 3)	735,000	1,176,000
Foreign exchange differences, net	(124,824)	141,165
Other expenses, net	246,078	173,637
Total	2,227,108	2,792,480

8. Financial costs

An analysis of financial costs is as follows:

	Three months ended
	March 31, 2015	March 31, 2016
Amortization of deferred loan issuance costs	723,608	990,048
Interest expense on loans	5,847,322	5,990,379
Commitment fees	—	91,000
Other financial costs including bank commissions	40,276	109,735
Total financial costs	6,611,206	7,181,162

9. Non-cash Items on Statements of Cash Flows

As of March 31, 2016, there were capital expenditures of $1,659,641 which had not been paid during the period ended March 31, 2016 and were included in current liabilities (December 31, 2015: $212,777).

As of March 31, 2016, there were financing costs of $1,098,289 which had not been paid during the period ended March 31, 2016 and were included in liabilities (December 31, 2015: $30,248).

As of March 31, 2016, there were financing costs paid by related parties of $15,809 (December 31, 2015: $44,193).

As of March 31, 2015, there were capital expenditures of $2,001,041 which had not been paid during the period ended March 31, 2015 and were included in current liabilities (December 31, 2014: $102,838).

As of March 31, 2015, there were capital expenditures paid through related parties of $636,443 (December 31, 2014: $122,332).

As of March 31, 2015, there were financing costs of $94,308 which had not been paid during the period ended March 31, 2015 and were included in liabilities (December 31, 2014: $377,067).

As of March 31, 2015, there were financing costs paid by related parties of $112,066 (December 31, 2014: $0).

10. Cash Distribution

On January 27, 2016, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2015, of $0.478 per unit. The cash distribution was paid on February 12, 2016, to all unitholders of record as of February 8, 2016.

11. Earnings per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted to common units.

F-11

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. In addition, on June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	Three months ended
	March 31, 2015	March 31, 2016
Profit for the period	16,685,699	16,191,081
Less:
Profit attributable to GasLog’s operations*	(3,788,269)	—
Partnership’s profit	12,897,430	16,191,081
Partnership’s profit attributable to:
Common unitholders	9,618,609	10,679,043
Subordinated unitholders	3,020,872	4,806,693
General partner	257,949	323,822
Incentive distribution rights**	—	381,523
Weighted average units outstanding (basic and diluted)
Common units	14,322,358	21,822,358
Subordinated units	9,822,358	9,822,358
General partner units	492,750	645,811
Earnings per unit (basic and diluted)
Common unitholders	0.67	0.49
Subordinated unitholders	0.31	0.49
General partner	0.52	0.50

*	Includes profits of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**	Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

12. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410,016
Granted during the period	—	—	—
Outstanding as of March 31, 2016	16,999	2.00	410,016
PCUs
Outstanding as of January 1, 2016	16,999	2.25	410,016
Granted during the period	—	—	—
Outstanding as of March 31, 2016	16,999	2.00	410,016

The total expense recognized in respect of equity-settled employee benefits for the three months ended March 31, 2016 is $68,150. The total accrued cash distribution as of March 31, 2016 is $62,046 (December 31, 2015: $45,795) and is included under “Other non-current liabilities”.

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13. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2016 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2016
Not later than one year	202,774,334
Later than one year and not later than three years	346,345,120
Later than three years and not later than five years	120,322,500
Total	669,441,954

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc. of 83.33% of depot spares with an aggregate value of $6,000,000, of which $660,000 have been purchased and paid as of March 31, 2016 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

14. Subsequent Events

On April 27, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended March 31, 2016. The cash distribution is payable on May 13, 2016, to all unitholders of record as of May 9, 2016.

On April 5, 2016, $395,450,000 and $179,750,000 were drawn under the senior and junior tranche, respectively, of the Credit Agreement. Following the decrease in the aggregate available amount by $1,300,000, the senior tranche facility provides for four advances of $72,288,260 each and a fifth advance of $106,296,960. The first four advances under the senior tranche shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29,964,325 each and a fifth advance of $59,892,700. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. Amounts drawn will bear interest at LIBOR plus a margin (variable margin for the junior tranche).

On April 5, 2016, $306,757,755 was drawn under the Credit Agreements and used to refinance $305,500,000 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

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APPENDIX A

Supplemental Non-GAAP Partnership Performance Information

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in U.S. dollars)	For the three months ended
	March 31, 2015	March 31, 2016
Revenues	32,578,056	49,358,262
Vessel operating costs	(6,364,202)	(11,394,341)
Voyage expenses and commissions	(553,481)	(714,250)
Depreciation	(6,831,539)	(11,103,360)
General and administrative expenses	(1,991,018)	(2,792,480)
Profit from operations	16,837,816	23,353,831
Financial costs	(3,949,800)	(7,181,162)
Financial income	9,414	18,412
Total other expenses, net	(3,940,386)	(7,162,750)
Partnership’s profit for the period	12,897,430	16,191,081

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

(All amounts expressed in U.S. dollars)	For the three months ended March 31, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	15,656,216	32,578,056	48,234,272
Vessel operating costs	(4,582,187)	(6,364,202)	(10,946,389)
Voyage expenses and commissions	(155,555)	(553,481)	(709,036)
Depreciation	(4,234,120)	(6,831,539)	(11,065,659)
General and administrative expenses	(236,090)	(1,991,018)	(2,227,108)
Profit from operations	6,448,264	16,837,816	23,286,080
Financial costs	(2,661,406)	(3,949,800)	(6,611,206)
Financial income	1,411	9,414	10,825
Total other expenses, net	(2,659,995)	(3,940,386)	(6,600,381)
Profit for the period	3,788,269	12,897,430	16,685,699

(All amounts expressed in U.S. dollars)	For the three months ended March 31, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	49,358,262	49,358,262
Vessel operating costs	—	(11,394,341)	(11,394,341)
Voyage expenses and commissions	—	(714,250)	(714,250)
Depreciation	—	(11,103,360)	(11,103,360)
General and administrative expenses	—	(2,792,480)	(2,792,480)
Profit from operations	—	23,353,831	23,353,831
Financial costs	—	(7,181,162)	(7,181,162)
Financial income	—	18,412	18,412
Total other expenses, net	—	(7,162,750)	(7,162,750)
Profit for the period	—	16,191,081	16,191,081
A-1